August 20, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Kevin Woody, Branch Chief, Division of Corporate Finance

Re:	Northstar Realty Finance Corp.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Quarterly Period Ended March 31, 2007
File No. 001-32330

Dear Mr. Woody:

Set forth below are the responses of Northstar Realty Finance Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated August 14, 2007 (the “August 14 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2006 (the “Form 10-K”) filed on March 15, 2007 and the Company’s Form 10-Q for the quarterly period ended March 31, 2007 (the “Form 10-Q”) filed on May 10, 2007.

For convenience of reference, each Staff comment contained in the August 14 Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the August 14 Letter, and is followed by the corresponding response of the Company.

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations

Comment 1 -Non-GAAP Financial Measures-Funds from Operations and Adjusted Funds from Operations, page 60

We have reviewed your response to our prior comment number one. It appears that you have not adequately justified the use of AFFO as a performance measure in compliance with Item 10(e). As such, please remove the measure in future filings or provide us with additional information.

Response to Comment No. 1

In response to the Staff’s comment, the Company respectfully submits that it has revised its disclosure to clarify why management believes that the presentation of AFFO provides useful information to investors as a measure of operating performance, in the Company’s Form 10-Q for the quarterly period ended June 30, 2007, as follows:

“Management believes that funds from operations, or FFO, and adjusted funds from operations, or AFFO, each of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and NorthStar in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (NAREIT), as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. AFFO is a computation often made by REIT industry analysts and investors to measure a real estate company’s cash flow generated from operations. Management believes that FFO and AFFO are additional appropriate measures of our operating performance, and also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses, such as real estate depreciation, which assumes that the value of real estate assets diminishes predictably over time. Since FFO and AFFO are generally recognized as industry standards for measuring the operating performance of a REIT, we also believe that FFO and AFFO provide us and our investors with an additional useful measure to compare our financial performance to other REITs.”

Form 10-Q for the three months ended March 31, 2007 - Financial Statements

Comment 2- Financial Statements- Condensed Consolidated Statements of Cash Flows, page 4

We have reviewed your response to our prior comment number five. In view of your inclusion of the quantitative disclosure of non-cash investing and financing activities, we believe you should disclose the specific transactions that resulted in these non-cash investing and financing activities. Please tell us the nature of these specific transactions, and disclose this information in future filings.

Response to Comment No. 2

The Company notes the Staff’s comment and will revise its disclosure in future filings to provide additional summary disclosure of the specific transactions that resulted in these non-cash items. Details of the specific transactions that gave rise to the non-cash investing and financing transactions is set forth below.

Supplemental information for Non-Cash Investing and Financing Activity

In connection with the closing of CDO IX, the Company used its warehouse deposits, held by a major financial institution, to acquire the equity notes of the CDO. The warehouse deposits were previously recorded as an investing activity. Therefore, this resulted in non-cash investing activity in available for sale securities and warehouse deposits. Upon closing, CDO IX was consolidated in the financial statements of the Company and accordingly certain investments (securities and real estate debt investments that were previously held off balance sheet by the warehouse provider) were eliminated against the liabilities, resulting in non-cash investing and financing activities in available for sale securities, real estate debt investments, CDO bonds payable, and mortgage notes and loans payable.

In connection with the pay-off of certain real estate debt investments, funds were received by the servicer, but not transferred to the Company until after quarter end. The Company reflected the investments as being paid off and recorded a receivable from the servicer. This resulted in a non-cash investing activity in real estate debt investments.

In connection with the acquisition of certain net lease properties, the Company is required under SFAS 141 to allocate a portion of purchase price to deferred lease cost and above and below market leases. The reclassification out of net lease acquisitions to these items resulted in a non-cash investing activities in operating real estate, net.

  * * *

As requested in your letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2650 or Lisa Meyer, Chief Accounting Officer at (212) 547-2662.

Sincerely,

/s/ Andrew C. Richardson
Andrew C. Richardson
Chief Financial Officer and
Treasurer

cc:	Jennifer Monick
(Securities and Exchange Commission)

William G. Farrar
(Sullivan & Cromwell LLP)

Albert Tylis
(NorthStar Realty Finance Corp.)

Winston Wilson
(Grant Thornton LLP)